August 12, 2024

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	GCL Global Holdings Ltd
Registration Statement on Form F-4
Filed June 28, 2024
File No. 333-280559

Ladies and Gentlemen:

On behalf of our client, GCL Global Holdings Ltd. (the “Company”), referenced by CIK No. 0002002045, we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 15, 2024, relating to the Company’s Registration Statement on Form F-4 filed via EDGAR on June 28, 2024 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR Amendment No. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form F-4

Q. What equity stake will holders of RFAC Public Shares, holder of Company Shares and the Sponsor hold in PubCo upon Completion..., page 15

1.	We note your revised disclosures in response to prior comment 4. Please revise your description of the "50% Maximum Redemptions" scenario to clarify that this scenario assumes 50% of the 661,753 of RFAC Public Stockholders, who can redeem their shares under the maximum redemption scenario - with no waiver of the minimum cash condition, exercise their redemption rights. Also, explain why the tables beginning on page 44 do not include a scenario that assumes maximum redemptions with Waiver of the Minimum Cash Condition.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 17, 18, 19, 20, 44, 46, and 47 of Amendment No. 1 to clarify that the scenario presented assumes 50% of the 660,602 RFAC Public Stockholders, who can redeem their shares under the maximum redemption scenario – with no waiver of the minimum cash condition, exercised their redemption rights. The Company has also revised the Registration Statement on pages 44 and 46 of Amendment No. 1 to reflect in the tables a scenario that assumes maximum redemptions with waiver of the minimum cash condition.

Unaudited Pro Forma Condensed Combined Financial Information Introduction, page 106

2.	Please revise to describe what will happen if more than 661,753 RFAC public shareholders elect to redeem and GCL does not waive the minimum cash condition, such as the business combination will not be completed. Similar revisions should be made wherever you discuss the maximum redemption scenario assuming waiver of the minimum cash condition. Also, clarify which party would be responsible to fund any overdrafts incurred under this scenario should GCL elect to waive the minimum cash condition.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 17, 19, 20, 44, 45, 46, 47, 48, 60, 109, 115, and 207 of Amendment No. 1 to describe what will happen if more than 660,602 public shareholders elect to redeem and GCL does not waive the minimum cash condition.

In the event more than 660,602 public shareholders elect to redeem and GCL waives the minimum cash condition, pursuant to the terms of the Merger Agreement (i) the Sponsor will be responsible for all expenses incurred by RF Acquisition Corp., and (ii) PubCo will only be responsible for expenses incurred by GCL up to $4,500,000.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 116

3.

When you update to include March 31, 2024 pro forma information in your next amendment, please ensure that pro forma adjustments agree to disclosures elsewhere in the filing, including the financial statement footnotes. Also, ensure that the descriptions for each pro forma adjustment appropriately describes the adjustment. For example:

•	You state on December 27, 2023, RFAC deposited into the Trust Account $225,000 and extended the deadline to complete the business combination from December 28, 2023 to March 28, 2024. Page 17 of RFAC's March 31, 2024 Form 10-Q indicates that the Sponsor deposited such funds into the Trust Account. In addition, it is unclear how this transaction is reflected in the Due to Sponsor line item of your pro forma balance sheet.

•	You state on page F-50 that on each of March 25, April 25, and May 24, 2024, $75,000 was deposited into the Trust Account by GCL to extend the date to consummate the business combination to June 28, 2024. Page 9 of RFAC's March 31, 2024 Form 10-Q indicates that in March 2024, the company deposited $75,000 into the Trust Account to extend the deadline for an additional three months. Page 22 of the Form 10-Q refers to GCL depositing such amounts for "purposes of extending the filing date of the Company's Form 10-Q documents." In addition, it is unclear how these payments are reflected in the pro forma balance sheet.

•	You state that Melvin Xeng Thou Ong agreed to loan the Sponsor up to $2.0 million to be used for extension payments in connection with the business combination and working capital requirements. Revise the disclosures in Note 5 to RFAC's financial statements to clarify what portion of the drawdown on this line of credit relates to extension payments and what portion relates to working capital requirements. Also, ensure such information supports information in pro forma adjustment (B).

•	In your response provide us with a breakdown of all extension payments to date and tell us which party, (i.e., the Sponsor, Mr. Thou Ong or GCL) funded each payment.

These are just a few examples of apparent inconsistencies within this filing and RFAC's periodic filings and whether such disclosures support the information and amounts reflected in the pro forma financial statements. We will reconsider your updated pro forma financial statements and related disclosures, once provided, and may have additional comments.

Response: The Company acknowledges the Staff’s comment and has revised the Registration as follows:

•

The Registration Statement has been revised on the cover page and pages 53, 80, 86, 135, 153, 156, 184, F-33, F-36, and F-45 of Amendment No. 1 to clarify that RFAC deposited into the Trust Account $225,000, which amount was provided by the Sponsor, to extend the deadline to complete the business combination from December 28, 2023 to March 28, 2024. The unaudited pro forma condensed combined financial information uses RFAC’s and GCL’s December 31, 2023 and March 31, 2024 financial statements, respectively. As this extension deposit was completely settled as of December 31, 2023, this amount and transaction is not reflected in the Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

•	The Registration Statement has been revised on the cover page and pages 53, 80, 86, 136, 153, 156, 184, F-33, F-34, F-36, F-45, and F-49 of Amendment No. 1 to clarify that RFAC deposited into the Trust Account $75,000, which amount was provided by GCL Global Holdings Ltd., to extend the deadline to complete the business combination. The Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet includes the extension payments provided by GCL which covers each of March 2024, April 2024, May 2024, June 2024, and July 2024 for $75,000 each, for a total of $375,000 These payments are reflected in the pro forma balance sheet under tick mark C.

•	The Registration Statement has been revised on pages 186, 210, and F-44 of Amendment No. 1 to disclose that the $2 million loan from Melvin Xeng Thou Ong to the Sponsor has to date been allocated for extension payments and working capital requirements of RFAC, of which $1,125,000 was allocated to extension payments with the remainder dedicated to working capital requirements.

•	Please see below a breakdown of all extension payments to date and the party which funded each payment.

Funding Date	Funding Amount	Funding Party
March 2023	$300,000	Sponsor
April 2023	-	-
May 2023	-	-
June 2023	$100,000	Sponsor
July 2023	$100,000	Sponsor
August 2023	$100,000	Sponsor
September 2023	$100,000	Sponsor
October 2023	$100,000	Sponsor
November 2023	$100,000	Sponsor
December 27, 2023	$225,000	Sponsor
March 25, 2024	$75,000	GCL
April 25, 2024	$75,000	GCL
May 24, 2024	$75,000	GCL
June 25, 2024	$75,000	GCL
July 24, 2024	$75,000	GCL

Certain Forecasted Information for the Company June 2024 Projections, page 142

4.	We note your revised projections for FY2026 revenue are substantially higher than your previous projections. Please revise to provide a more complete discussion regarding the assumptions underlying your revised projections, as well as what factors contributed to such a substantial upward revision. As part of your disclosure, provide additional details regarding the "sequel of a top-tier video game franchise" that you anticipate will be released in 2025 and quantify the projected impact it will have on distribution revenue and why you believe such assumptions are reasonable.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 141-142 of Amendment No. 1.

RFAC's Management Discussion and Analysis of Financial Condition and Results of Operations Related Party Transactions

Related Party Loans, page 185

5.	Based on your disclosures on page F-50, it appears that three additional extension deposits of $75,000 each were made on March 25, April 25 and May 25, 2024, respectively, to extend the business combination deadline to June 28, 2024. However, this information has not been reflected here or elsewhere in the filing. Please revise throughout to discuss all the extension payments made to-date and clarify the source of those payments (i.e., Sponsor or Director).

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the cover page and pages 53, 80, 86, 136, 153, 156, 184, F-33, F-34, F-36, F-45, and F-49 of Amendment No. 1 to reflect the additional extension deposits of $75,000 from March 2024 to July 2024.

Audited Financial Statements of GCL Global Limited Note 2 - Summary of significant accounting policies Indefinite-lived intangible assets, page F-63

6.	We note your response to prior comment 15, however, it remains unclear how you determined that console game codes will contribute to your cash flows indefinitely. In this regard, you state that the primary purpose of console game codes is resale and upon such sale, the individual game code is transferred to cost of goods sold. You state that the remaining balance of the activation codes will generate cash flows until the last cost is sold, however, it is unclear why you believe there is no foreseeable limit on the period of time over which the games codes will contribute to cash flows. In addition, your disclosures on page F-63 do not appear to support the information provided in your response as it relates to the accounting for such assets. Please explain further and tell us your consideration to classify console game codes as finite-lived intangibles using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed. Refer to ASC 350-30-35-1 to 35-4 and 350-30-35-6

The Company acknowledges the Staff’s comment and provides the following additional information for the nature and characteristics of the console game codes:

The console game codes is a form of access codes which enable the user (or player) to unlock a specific game via some online gaming platform. Once the code is associated with the user’s account, the user can access the game through the platform’s interface.

The Company, through its subsidiaries in Singapore, Malaysia, and Hong Kong, operates its business in four segments, 1) distribution of console games, 2) game publishing, 3) media advertising service, and 4) others.

The Company’s primary purpose of purchasing the console game codes is for resale. These console game codes are acquired in batches, with the purchase price determined by the unit cost multiplied by the quantities purchased. The cost of each game code is transferred to cost of goods sold upon the sale of each individual code. Each console game code does not have a limited useful life and is available for sale indefinitely. In addition, the console game code purchase agreements do not have any limitation on the period of time over which those purchased game code must be sold or will otherwise expire.

The Company follows guidance in ASC 350-30-35-4. Under ASC 350-30-35-4, the useful life of an asset is considered to be “indefinite” if no legal, regulatory, contractual, competitive, economic, or other factors limit the asset’s useful life. The Company understands what distinguishes between asset lives that are indeterminant and those that are indefinite under accounting guidance in ASC 350-30-35-4. The Company’s management performed a detailed analysis of all relevant facts and circumstances when determining whether there is a limit on the useful life of an intangible asset or whether the asset’s life is indefinite. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.

Console game codes have no legal expiration date, and there is an indefinite amount of time over which sales can take place and the Company can derive the economic and cashflow benefits from such sales. Remaining yet-to-be-sold game codes do not expire unless obsolete in the foreseeable future which will be determined in the impairment test in accordance with ASC 350,

For the foregoing reasons, the Company has concluded that the console game codes should be classified as indefinite-lived intangible assets in accordance with ASC 350-30-35-4.

For the remaining yet-to-be-sold game codes, the Company continues to assess those indefinite-lived intangible assets, for impairment at least annually and additionally on an interim basis if a “triggering event” occurs. A “triggering event” occurs when the Company determines that it is more likely than not that the carrying value of an indefinite-lived intangible asset is less than its fair value. The carrying value is the value of discounted cash flows of the remaining assets. During the impairment test of the intangible asset, the Company may determine that unexpected events or conditions have entered the market that will reduce future sales of the game codes. In that case, management may estimate that cash flows generated by sales of the game codes will be substantially less for the foreseeable future; however, management would still expect that the assets will continue to generate cash flows over an indefinite amount of time, albeit at reduced amounts. As a result of the projected decrease in future cash flows, the Company’s management may determine that the estimated fair value of the game codes is less than its carrying value, and an impairment loss is recognized. Because it is still deemed to have an indefinite useful life, the game code would continue not to be amortized and would continue to be tested for impairment in accordance with paragraphs 350-30-35-18 through 35-20.

The Company also expanded the following disclosure of indefinite-live intangible assets on Note 2- Summary of significant accounting policies, on page F-61 as follows:

The useful life of an intangible asset should be considered indefinite if no legal, regulatory, contractual, competitive, economic, or other factors limit its useful life to the reporting entity in accordance with ASC 350-30-35-4.

The Company’s indefinite-lived intangible assets consisted of the console game codes which allow consumers to download software or play games on the internet and are classified as indefinite-lived intangible assets in the consolidated balance sheets in accordance with ASC Topic 350 “Intangibles — Goodwill and Other.” Indefinite-lived intangible assets are expected to contribute to cash flows indefinitely and, therefore, are not subject to amortization but are required to be evaluated at least annually for impairment. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-lived intangible asset is impaired by the amount of the excess.

The Company tests its indefinite-lived intangible assets on an annual basis or when circumstances indicate the carrying value might be impaired. For years ended March 31, 2024 and 2023, $500,684 and nil of impairment loss were recorded, respectively.

Revenue from game publishing, page F-67

7.	Please address the following as it relates to your response to prior comment 17:

•	Describe your game publishing arrangements in further detail and identify each promised good or service in your contracts with the gaming platforms.

•	You state that the gaming platforms are considered your customer. However, you also state that you recognize revenue from game publishing at the point in time when control of the gaming software is transferred to the gaming platform, which occurs when the console game code has been activated. Clarify at what point game codes are activated and by whom. If you recognize revenue when the console game codes are activated by end users, clarify whether the third-party platforms maintain and control the console game codes before they are delivered to the end users.

•	Your revised disclosures state that you recognize revenue based on the consideration expected to be received from the gaming platform, which is determined based on a predetermined rate applied to the gaming platform's monthly sales. Explain who has the discretion in establishing the price of the published game on the gaming platforms.

Response: The Company acknowledges the Staff’s comment and provide response as following:

•	Describe your game publishing arrangements in further detail and identify each promised good or service in your contracts with the gaming platforms.

The Company acknowledges the Staff’s comment and provides the following clarification regarding the Company’s game publishing arrangements and the identification of promised goods or services in contracts with gaming platforms:

Within the game publishing sales arrangement, the Company grant a non-exclusive license to the gaming platform to reproduce, publicly display and perform, transmit, sell, license, and otherwise distribute the PC Game in object code form, which is refer to console game code.

In this sales arrangement, the gaming platforms are considered as the Company’s customers. The gaming platforms typically pay the Company a predetermined rate based on number of unit it sold.

For game publishing arrangements, the Company provides one promised good or service:

1.	A non-exclusive license to reproduce, publicly display and perform, transmit, sell, license, and otherwise distribute the PC games in object code form via gaming platforms.

The primary purpose of the sales contract with the gaming platform is for the gaming platforms to obtain the game code to play the games for their individual users.

•	You state that the gaming platforms are considered your customer. However, you also state that you recognize revenue from game publishing at the point in time when control of the gaming software is transferred to the gaming platform, which occurs when the console game code has been activated. Clarify at what point game codes are activated and by whom. If you recognize revenue when the console game codes are activated by end users, clarify whether the third-party platforms maintain and control the console game codes before they are delivered to the end users.

The Company acknowledges the Staff’s comment and provides the following clarification regarding the activation of console game codes and the recognition of revenue:

Revenue from game publishing is recognized at the point in time when sale occurs on the gaming platform, specifically when the console game code is sold to and activated by the end user.

The Company identifies its performance obligation in this sales transaction as providing a non-exclusive license to reproduce, publicly display and perform, transmit, sell, license, and otherwise distribute the PC games in object code form.

Each console game code within the game publishing sales arrangement serves two purposes: it acts as single access for the end user to download and play the game, and it serves as proof that the gaming platform has utilized the license right granted by the Company to reproduce and sell a copy of the game. Therefore, the console game codes are neither maintained by the Company nor the gaming platform before it’s being delivered to the end user.

Your revised disclosures state that you recognize revenue based on the consideration expected to be received from the gaming platform, which is determined based on a predetermined rate applied to the gaming platform's monthly sales. Explain who has the discretion in establishing the price of the published game on the gaming platforms.

The Company acknowledges the Staff’s comment and clarifies that the Company has the discretion in establishing the price of the published game on the gaming platform.

Audited Financial Statements of GCL Global Limited Note 15 - Concentration of Credit Risk

(a) Major customers, page F-86

8.	We note your revised disclosures in response to prior comment 21. Please further revise to identify the segment or segments reporting such revenue. Refer to ASC 280-10-50-42.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-88 under concentration of credit risk to include segments information related to major customers in revenue and accounts receivable.

GCL Global Limited and Subsidiaries - Unaudited Financial Statements

Note 3 Business Combination, page F-111

9.	Please revise to disclose the business purpose for the acquisition of Starry Jewelry from the CEO's spouse. In this regard, explain how the acquisition of a retail jewelry company will provide "enhanced brand recognition" to the company's gaming operations.

The Company acknowledges the Staff’s comment and provides the following clarification regarding the business purpose for the acquisition of Starry Jewelry and its impact on "enhanced brand recognition" for the Company's gaming operations:

The acquisition of Starry Jewelry, a retail jewelry company, is strategically aimed at leveraging its expertise in jewelry and accessories retail. By collaborating with Starry Jewelry, the Company plans to create unique, game character-inspired jewelry and accessories. This collaboration will not only promote and market certain games but also expand the Company’s customer base. The synergy between the gaming operations and the jewelry business is expected to increase brand visibility and appeal to a broader demographic, thereby enhancing brand recognition.

In addition, the Company has added the above information in the disclosure on page F-74 in response to the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Sebastian Toke, Chief Executive Officer, GCL Global Holdings Ltd Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.